SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                                   SCHEDULE 13D
                     Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                             VISKASE COMPANIES, INC.
                             -----------------------
                                 (Name of Issuer)

                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  294037 20 5
                                --------------
                                (Cusip Number)

                         Kimberly K. Duttlinger, Esq.
                        D. P. Kelly & Associates, L.P.
                          701 Harger Road, Suite 190
                          Oak Brook, Illinois  60523
                              (630) 571-4433
                 ------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              December 20, 2000
              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box  [    ].

Check the following box if a fee is being paid with the statement [   ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


CUSIP NO. 294037 20 5                                    PAGE 2 OF 20 PAGES


1   NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DONALD P. KELLY

2   CHECK THE APPROPRIATE BOX
    IF A MEMBER OF A GROUP     (A)  [     ]
                               (B)  [  X  ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    [    ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

NUMBER OF                    7   SOLE VOTING POWER
SHARES                                                          550,000
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON
WITH

                             8   SHARED VOTING POWER
                                                              1,370,287

                             9   SOLE DISPOSITIVE POWER
                                                                550,000

                            10   SHARED DISPOSITIVE POWER
                                                              1,370,287

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,920,287

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES   [    ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.59%

14   TYPE IN REPORTING PERSON
     IN


CUSIP NO. 294037 20 5                                    PAGE 3 OF 20 PAGES


1   NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    F. EDWARD GUSTAFSON

2   CHECK THE APPROPRIATE BOX
    IF A MEMBER OF A GROUP     (A)  [     ]
                               (B)  [  X  ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    [    ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

NUMBER OF                    7   SOLE VOTING POWER
SHARES                                                          445,565
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON
WITH

                             8   SHARED VOTING POWER
                                                              1,370,287

                             9   SOLE DISPOSITIVE POWER
                                                                445,565

                            10   SHARED DISPOSITIVE POWER
                                                              1,370,287

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,815,852

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES   [  X  ]
     Excludes 70,619 shares of Common Stock owned by Mr. Gustafson's spouse.
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.90%

14   TYPE IN REPORTING PERSON
     IN


CUSIP NO. 294037 20 5                                    PAGE 4 OF 20 PAGES


1   NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    D. P. KELLY & ASSOCIATES, L.P.

2   CHECK THE APPROPRIATE BOX
    IF A MEMBER OF A GROUP     (A)  [     ]
                               (B)  [  X  ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    [    ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
NUMBER OF                    7   SOLE VOTING POWER
SHARES                                                           70,287
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON
WITH

                             8   SHARED VOTING POWER
                                                                      0

                             9   SOLE DISPOSITIVE POWER
                                                                 70,287

                            10   SHARED DISPOSITIVE POWER
                                                                      0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     70,287

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES   [    ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .46%

14   TYPE IN REPORTING PERSON
     PN


CUSIP NO. 294037 20 5                                    PAGE 5 OF 20 PAGES


1   NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    C&G MANAGEMENT COMPANY, INC.

2   CHECK THE APPROPRIATE BOX
    IF A MEMBER OF A GROUP     (A)  [     ]
                               (B)  [  X  ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    [    ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

NUMBER OF                    7   SOLE VOTING POWER
SHARES                                                                0
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON
WITH

                             8   SHARED VOTING POWER
                                                                 70,287

                             9   SOLE DISPOSITIVE POWER
                                                                      0

                            10   SHARED DISPOSITIVE POWER
                                                                 70,287

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     70,287

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES   [    ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .46%

14   TYPE IN REPORTING PERSON
     CO


CUSIP NO. 294037 20 5                                    PAGE 6 OF 20 PAGES


1   NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    VOLK ENTERPRISES, INC.

2   CHECK THE APPROPRIATE BOX
    IF A MEMBER OF A GROUP     (A)  [     ]
                               (B)  [  X  ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    [    ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

NUMBER OF                    7   SOLE VOTING POWER
SHARES                                                        1,300,000
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON
WITH

                             8   SHARED VOTING POWER
                                                                      0

                             9   SOLE DISPOSITIVE POWER
                                                              1,300,000

                            10   SHARED DISPOSITIVE POWER
                                                                      0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,300,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES   [    ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.52%

14   TYPE IN REPORTING PERSON
     CO


CUSIP NO. 294037 20 5                                    PAGE 7 OF 20 PAGES


1   NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    VOLK HOLDINGS L.P.

2   CHECK THE APPROPRIATE BOX
    IF A MEMBER OF A GROUP     (A)  [     ]
                               (B)  [  X  ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    [    ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

NUMBER OF                    7   SOLE VOTING POWER
SHARES                                                                0
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON
WITH

                             8   SHARED VOTING POWER
                                                              1,300,000

                             9   SOLE DISPOSITIVE POWER
                                                                      0

                            10   SHARED DISPOSITIVE POWER
                                                              1,300,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,300,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES   [    ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.52%

14   TYPE IN REPORTING PERSON
     PN


CUSIP NO. 294037 20 5                                    PAGE 8 OF 20 PAGES


1   NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WEXFORD PARTNERS I L.P.

2   CHECK THE APPROPRIATE BOX
    IF A MEMBER OF A GROUP     (A)  [     ]
                               (B)  [  X  ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    [    ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

NUMBER OF                    7   SOLE VOTING POWER
SHARES                                                                0
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON
WITH

                             8   SHARED VOTING POWER
                                                              1,300,000

                             9   SOLE DISPOSITIVE POWER
                                                                      0

                            10   SHARED DISPOSITIVE POWER
                                                              1,300,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,300,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES   [    ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.52%

14   TYPE IN REPORTING PERSON
     PN


CUSIP NO. 294037 20 5                                    PAGE 9 OF 20 PAGES


1   NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WEXFORD CORPORATION

2   CHECK THE APPROPRIATE BOX
    IF A MEMBER OF A GROUP     (A)  [     ]
                               (B)  [  X  ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    [    ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

NUMBER OF                    7   SOLE VOTING POWER
SHARES                                                                0
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON
WITH

                             8   SHARED VOTING POWER
                                                              1,300,000

                             9   SOLE DISPOSITIVE POWER
                                                                      0

                            10   SHARED DISPOSITIVE POWER
                                                              1,300,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,300,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES   [    ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.52%

14   TYPE IN REPORTING PERSON
     CO

     This Amendment No. 8 ("Amendment No. 8") relates to the Schedule 13D, originally filed September 1, 1994 (the "Original Statement"), as amended by Amendment No. 1 thereto dated September 6, 1994, Amendment No. 2 thereto dated April 20, 1995, Amendment No. 3 thereto dated December 14, 1995, Amendment No. 4 thereto dated April 18, 1996, Amendment No. 5 thereto dated May 15, 1996, Amendment No. 6 thereto dated June 11, 1997, and Amendment No. 7 thereto dated June 23, 1997 (as so amended, the "Statement") with respect to the common stock, $.01 par value per share ("Common Stock"), of Viskase Companies, Inc. (formerly Envirodyne Industries, Inc.) ("Viskase"), a Delaware corporation. All terms used herein, unless otherwise defined, shall have the same meanings as in the Statement. Except as amended hereby, the information set forth in the statement remains true, complete and correct.

Item 3.   Source and Amount of Funds or Other Consideration.

     On December 20, 2000, Kelly sold 150,000 shares in the open market at a price of $1.15 per share.

Item 4.   Purpose of Transaction.

     The Reporting Persons, including Kelly, may in the future acquire additional shares of Viskase or dispose of all or a portion of the Viskase shares owned by them. None of the Reporting Persons has any specific plans or proposals with respect to Viskase that relate to or would result in any of the actions enumerated in Item 4 to Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) The following sets forth the number of shares of Common Stock owned by the Reporting Persons listed:

Name (1)                        No. of Shares                  Percentage
--------                        -------------                  ----------
Kelly (2)(3)(4)                    1,920,287                     12.59%

Gustafson (2)(3)(4)(5)             1,815,852                     11.90%

D. P. Kelly & Associates (2)          70,287                       .46%

C&G Management (2)(3)                 70,287                       .46%

Volk (2)                           1,300,000                      8.52%

Volk Holdings (2)(4)               1,300,000                      8.52%

Wexford Partners (2)(4)            1,300,000                      8.52%

Wexford Corp. (2)(4)               1,300,000                      8.52%

(1) See response to Item 2 for a description of the relationships among the Reporting Persons. The Reporting Persons disclaim that they constitute a "group" under Section 13(d)(3) of the Securities Exchange Act of 1934 for the purpose of acquiring, holding or disposing of securities of Viskase.

(2) Since the filing of Amendment No. 7, certain Irrevocable Proxy and Voting Agreements giving Volk the power to direct the vote of 252,941 shares of Common Stock have expired. In addition, warrants to purchase 119,809 and 4,405 shares of Common Stock owned by Kelly and D. P. Kelly & Associates, respectively, have expired. Accordingly, the number of shares of Common Stock reported now reflect the expiration of these agreements and the warrants.

(3)   The ownership indicated includes 70,287 shares of Common Stock owned by
D. P. Kelly & Associates.

(4) The ownership indicated includes 1,300,000 shares of Common Stock owned by Volk.

(5) The ownership indicated includes 86,667 shares of Common Stock subject to stock options which are exercisable currently or within 60 days and which have been assumed to have been exercised for purposes of disclosing the ownership reported. The ownership reported excludes 70,619 shares of Common Stock owned by Mr. Gustafson's spouse.

     (b) The following table sets forth, with respect to each of the Reporting Persons, the number of shares of Common Stock as to which each of the Reporting Persons has (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition.

                                   Sole    Shared       Sole        Shared
                                  Voting   Voting   Disposition   Disposition
Reporting Person                   Power    Power      Power         Power
----------------                  ------   ------   -----------   -----------

Kelly                             550,000  1,370,287    550,000     1,370,287

Gustafson                         445,565  1,370,287    445,565     1,370,287

D. P. Kelly & Associates (1)       70,287         --     70,287            --

C&G Management (1)                     --     70,287         --        70,287

Volk (2)                        1,300,000         --  1,300,000            --

Volk Holdings (2)                      --  1,300,000         --     1,300,000

Wexford Partners (2)                   --  1,300,000         --     1,300,000

Wexford Corp. (2)                      --  1,300,000         --     1,300,000

(1) The shares of Common Stock are owned by D. P. Kelly & Associates and are, therefore, reflected as sole voting and dispositive power of D. P. Kelly & Associates. C&G Management is the General Partner of D. P. Kelly & Associates. Accordingly, those shares of Common Stock owned by D. P. Kelly & Associates are reflected as shared voting and dispositive power of C&G Management.

(2) The shares of Common Stock are owned by Volk and are, therefore, reflected as sole voting and dispositive power of Volk. Wexford Corp. is the General Partner of Wexford Partners, the General Partner of Volk Holdings, which owns a majority of the capital stock of Volk. Accordingly, Wexford Corp., Wexford Partners and Volk Holdings are shown as having shared voting and dispositive power over the shares owned by Volk.

     (c)   None, except as described in Item 3 above.

     (d)   Not applicable.

     (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
          --------------------------------------------
     None.



Item 7.   Material to Be Filed as Exhibits.
          --------------------------------
     None.







































                                  SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  _________, 2001




                                                  ---------------------------
                                                        Donald P. Kelly












































                                  SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  _________, 2001




                                                  ---------------------------
                                                     F. Edward Gustafson












































                                  SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  _________, 2001

                                            D. P. KELLY & ASSOCIATES, L.P.

                                            By  C&G MANAGEMENT COMPANY, INC.
                                                Its General Partner


                                            By   ----------------------------
                                                F. Edward Gustafson
                                                Executive Vice President and
                                                Chief Operating Officer







































                                  SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  _________, 2001

                                            C&G MANAGEMENT COMPANY, INC.



                                            By   ---------------------------
                                                 F. Edward Gustafson
                                                 Executive Vice President and
                                                 Chief Operating Officer









































                                  SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  _________, 2001

                                            VOLK ENTERPRISES, INC.



                                            By   ---------------------------
                                                  Anthony R. Volk
                                                  President










































                                  SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  _________, 2001

                                                VOLK HOLDINGS L.P.

                                                By WEXFORD PARTNERS I L.P.
                                                   its General Partner

                                                By WEXFORD CORPORATION
                                                   its General Partner



                                                By   ------------------------
                                                     F. Edward Gustafson
                                                     Executive Vice President




































                                  SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  _________, 2001

                                            WEXFORD PARTNERS I L.P.

                                            By WEXFORD CORPORATION
                                               its General Partner



                                            By   ----------------------------
                                                  F. Edward Gustafson
                                                  Executive Vice President







































                                  SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  _________, 2001

                                            WEXFORD CORPORATION



                                            By   ----------------------------
                                                 F. Edward Gustafson
                                                 Executive Vice President